SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









              RYANAIR ANNOUNCES NEW ROUTE FROM DUBLIN TO LODZ

                   1ST LOW FARES ROUTE FROM DUBLIN TO POLAND

                               SEATS FROM EUR9.99*

Ryanair, Europe's No. 1 low fares airline today (Friday, 2nd December 2005) announced a new route from Dublin to Lodz, the second largest city of Poland. The new route starts on 4th April 2006 and will operate twice weekly. Seats on the new route are on offer at www.ryanair.com from just EUR9.99*.

Speaking today, Michael Cawley, Ryanair's Deputy CEO said:

        "We are delighted to announce our first route between Dublin and Poland, this twice weekly service from Dublin to Lodz commencing on 4th April 2006. In the first year of its operation, 20,000 passengers will enjoy our low fares between Dublin and Lodz - Poland's second largest city, which lies 100 miles north of Warsaw.

        "Our Dublin - Lodz route will be our 3rd route to Lodz, in addition to London Stansted and Nottingham East Midlands, and we are confident it will prove just as popular with our Dublin passengers as it has with our London and East Midlands passengers.

        "This new route goes on sale today at www.ryanair.com with fares from only EUR9.99* and we are advising passengers to book now as demand for seats on our new Lodz route will be very strong".

*One way ex-taxes

Ends.                         Friday, 2nd December 20005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 December, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director